Dallas	One Southeast Third Avenue
Denver	25th Floor
Fort Lauderdale	Miami, Florida 33131-1714
Jacksonville
Los Angeles	www.akerman.com
Madison
Miami	305 374 5600 tel 305 374 5095 fax
New York
Orlando
Tallahassee
Tampa
Tysons Corner
Washington, DC
West Palm Beach
September 10, 2009
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Scott Hodgdon, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-158336 Filed July 15, 2009
Dear Ms. Murphy and Mr. Hodgdon:
     On behalf of ID Arizona Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated July 27, 2009 regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on July 15, 2009 (the “Registration Statement”). Please note that the Company is simultaneously filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s responses immediately thereafter. For the Staff’s convenience, references in the responses to page numbers are to Amendment No. 2.

Ms. Celeste M. Murphy
Mr. Scott Hodgdon
Legal Branch Chief
September 10, 2009

General
1.	Please update the financial information included in your filing for both SearchMedia and Ideation in accordance with the requirements of Rule 8-02 of Regulation S-X.
In response to the Staff’s comment, the Company has included unaudited interim financial statements of Ideation dated as of and for the six-month period ended June 30, 2009 in the Amendment No. 2. The interim financial statements for SearchMedia were not included as SearchMedia is an acquired foreign business and the inclusion of such financial statements is not required for any registration statement effective prior to October 1, 2009, pursuant to the instructions under Item 8.A. of Form 20-F. The Company incorporated the financial information of SearchMedia as of and for the six-month period ended March 31, 2009 in the pro forma financial statements of Ideation as of and for the six-month period ended June 30, 2009, as permitted under Article 11 of Regulation S-X and according to the Division of Corporate Finance Financial Reporting Manual Section 6220.8.
Unaudited Pro Forma Combined Financial Statements, page 62
2.	Please tell us why you have not included pro forma adjustments giving effect to SearchMedia’s recent significant acquisitions.

The Company respectfully advises the Staff that the Company has considered Rules 11-01 and 11-02 of Regulation S-X in the preparation of pro forma financial information. According to Rule 11-02(a) of Regulation S-X, pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The Company concluded that pro forma adjustments giving effect to SearchMedia’s acquisitions in 2008 are not required under these rules for the following reason: The pro forma financial information in the Form S-4 should provide shareholders of the Company with information about the continuing impact of the transactions described in the share exchange agreement and how they might have affected historical financial statements if the transaction had been consummated at an earlier time. As SearchMedia’s acquisitions in 2008 were not part of the transactions described in the share exchange agreement, they should therefore not be included in the pro forma adjustments. Further, the Company considered whether, under Rule 11-01(a)(8), the effect of acquisitions made by SearchMedia during 2008 could be deemed material to investors and should therefore be included in the pro forma presentation. The Company concluded that the effect of acquisitions made by SearchMedia during 2008 were not material to investors since the historical financial statements used to prepare the pro forma financial statements already include all or a substantial portion of the financial results of acquired businesses for the respective periods.

Ms. Celeste M. Murphy
Mr. Scott Hodgdon
Legal Branch Chief
September 10, 2009

Background of the Business Combination, page 91
3.	We note your response to prior comment 24 from our letter dated April 27, 2009. Even though you believe that the letter would not serve any useful purpose to us or provide any material or meaningful information, we would like to review the letter of intent as part of our review process. Please supplementally provide us with a copy of the letter of intent.

In response to the Staff’s comment, the Company is providing the requested information under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Company also requests confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

4.	We note your response to prior comment 25 from our letter dated April 27, 2009. Please provide additional information on how the revised financial projections differed from the December 2008 projections and supplementally provide us with the December 2008 projections and underlying assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 108. In addition, in response to the Staff’s comment, the Company is providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. The Company also requests confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
Legal Matters, page 225
5.	We note your response to prior comment 55 from our letter dated April 27, 2009. In your response, you indicate that you have filed all opinions of counsel referenced in the Legal Matters section. We note that a form of opinion from Akerman Senterfitt has been filed as Exhibit 8.1. Please file the legal opinion from Arizona counsel as noted on your exhibit index. In addition, you have not yet filed, nor does your exhibit index reference, an opinion from Jun He Law Offices referenced in the Legal Matters section. Please file all such exhibits as soon as practicable and include them and the applicable consents in your exhibit index. We may have additional comments upon review of these exhibits.

In response to the Staff’s comment, the Company has filed with Amendment No. 2, the form of opinion of Snell & Wilmer L.L.P. as Exhibit 5.1, the opinion of Richards, Layton & Finger P.A. as Exhibit 5.2 and the opinion of Jun He Law Offices as Exhibit 5.3 and will file the definitive tax opinion of Akerman Senterfitt as Ex. 8.1 in a subsequent amendment. All of these opinions have been listed in the exhibit index to Amendment No. 2.

Ms. Celeste M. Murphy
Mr. Scott Hodgdon
Legal Branch Chief
September 10, 2009

Notes to Consolidated Financial Statements, page F-24
1. Principal activities, organization and basis of presentation, page F-24
(b) Organization and basis of presentation, page F-24
6.	We note your response to prior comment 57 from our letter dated April 27, 2009. Please confirm, if true, that at the time of the August 2007 repurchase of shares from the legal owner of Conghui there was no contemplation of the dissolution of the company’s arrangement with the legal owner of Conghui in October 2007.

The Company confirms that, at the time of the August 2007 repurchase of shares from the legal owner of Conghui, there was no contemplation of the dissolution of SearchMedia’s arrangement with the legal owner of Conghui in October 2007.

7.	You state that part of the Series B share placement proceeds were designated for repurchase of shares from Conghui’s legal owner and that the consideration paid per share was based on a good faith and arms length negotiation between the Series B investors and Conghui’s legal owner. Please clarify whether this arrangement required the consent of the owners of Dale and/or Sige, who it appears were the majority shareholders of the company at that time. Also please explain why the company, if applicable, and the Series B investors agreed to this designation, and how it benefited the company and/or the Series B investors. In that regard, it is unclear why the allocation of proceeds from the sale of the Series B shares would be of concern to the Series B investors unless it affected the value of the consideration they were required to pay. Please advise us in detail.

The Company respectfully advises the Staff that the owners of Dale and Sige were both board members of SM Cayman and were, collectively, the majority shareholders of SM Cayman and, in such capacities, approved the documentation of the Series B financing that designated that part of the Series B share placement proceeds for the repurchase of shares from Conghui’s legal owner (the “Repurchase”). Furthermore, Ms. Liu, the owner of Sige, in her capacity as the chairman of SM Cayman, signed the documents for the Repurchase.

SearchMedia and the Series B investors agreed to the designation of the proceeds for the Repurchase as they deemed the Repurchase beneficial to SearchMedia and its remaining shareholders for the reasons below: (i) the reduction in shares held by Conghui’s legal owner would reduce the ability of such legal owner to influence SearchMedia’s operational or strategic decisions, which SearchMedia and Series B investors believed would lead to a streamlined and more efficient decision making process, and (ii) the cancellation of the shares after the Repurchase would lead to a higher earnings per share ratio of SearchMedia, increasing the value of SearchMedia and the outstanding shares held by Series B investors. The agreement by the Series B investors to so designate the proceeds was not a factor in the valuation of the consideration they were required to pay, as the valuation of the Series B shares performed by SearchMedia did not take into account the Repurchase. The designation of the proceeds for the Repurchase and other allocations of proceeds in the Series B financing documents reflected the Series B investors’ desire, as is common for equity investors, to control the allocation of the proceeds so they would benefit SearchMedia and its shareholders, and SearchMedia’s desire to apply the proceeds to specific uses so that there was no subsequent need to obtain consent from the Series B investors for these uses.

Ms. Celeste M. Murphy
Mr. Scott Hodgdon
Legal Branch Chief
September 10, 2009

8.	We note your response to prior comment 59 from our letter dated April 27, 2009. Please disclose the amounts of cash dividends paid to the registrant for each of the last three fiscal years, or since inception, by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method. Refer to Rule 12-04(b) of Regulation S-X.

The Company respectfully advises the Staff that no cash dividend was paid to SM Cayman for any of the last three fiscal years, or since inception, by consolidated subsidiaries, unconsolidated subsidiaries or 50 percent or less owned persons accounted for by the equity method and has supplemented the disclosure in footnote 20 to the consolidated financial statements (page F-77) accordingly.
3. Acquisitions, page F-34
9.	We note your response to prior comment 60 from our letter dated April 27, 2009. Please tell us what financial statements the company used to measure the significance of SearchMedia’s recent acquisitions and how they determined the appropriate periods used for comparison. Include reference to authoritative literature used as guidance. Also confirm for us, if true, that none of the businesses acquired by SearchMedia during 2008 met the significance conditions in Rule 8-04(b) of Regulation S-X by 40% or more.

The Company respectfully advises the Staff that SearchMedia has considered Rule 1-02(w) of Regulation S-X in measuring the significance of SearchMedia’s recent acquisitions, which requires that registrants should use the financial information (total assets, income from continuing operations before income taxes) of the most recently completed fiscal year in determining the significance of an acquisition. The most recently completed fiscal year refers to the last fiscal year ended before the consummation of the acquisition.

As for the denominator of the significance tests, SearchMedia applied the financial information derived from its audited U.S. GAAP consolidated financial statements as of December 31, 2007 and for the period from February 9, 2007 (date of inception) through December 31, 2007.

Ms. Celeste M. Murphy
Mr. Scott Hodgdon
Legal Branch Chief
September 10, 2009

As for the numerators of asset test and income test, since the acquired businesses were private companies and did not prepare financial statements in accordance with U.S.

GAAP, SearchMedia applied the financial information derived from the management accounts of each acquired business as of and for the year ended December 31, 2007 to perform the significance test. For the purpose of the significant test, SearchMedia considered the need to make U.S. GAAP adjustments to the management account information of the acquired businesses to the extent that differences between U.S. GAAP and local accounting principles were applicable to the acquired businesses’ historical transactions. Based on SearchMedia’s assessment, no material adjustments were required to make the financial information of the acquired business to be compliant with U.S. GAAP for the purpose of the significance test. As for the numerators of investment test, SearchMedia applied the amount of purchase prices for acquisitions with fixed considerations, and applied the best estimate of the probable purchase prices based on facts known to the Company as of the respective acquisition dates for acquisitions with contingent considerations.

Based on the above test information, SearchMedia confirmed that none of the businesses acquired by SearchMedia during 2008 met the significance conditions in Rule 8-04(b) of Regulation S-X by 40 % or more.
*     *     *     *     *
     In connection with responding to the Staff’s comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you regarding Amendment No. 2. If you have any questions, please call me at (305) 982-5581.
Sincerely,
/s/ Michael Francis